UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2019
Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

RedHill Biopharma Ltd. (the “Company”) announces an update with respect to the voluntary delisting of its ordinary shares, par value NIS 0.01 (the “Ordinary Shares”), from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”).

In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be February 11, 2020, and the Ordinary Shares will be delisted from trading on the TASE on February 13, 2020. As previously announced, the Company’s American Depositary Shares, each of which represents 10 Ordinary Shares, will continue to be traded on the Nasdaq Global Market under the symbol “RDHL”.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (Registration No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(Registrant)

Date: November 20, 2019	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer